20012688

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 06 2020

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive, Suite 100
(No. and Street)

Baltimore	MD	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Morris (410) 413-2650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Campbell Financial Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Managing Director, Operations and Finance

Title

TONYA MARIE BERRY
NOTARY PUBLIC
HARFORD COUNTY
MARYLAND
My Commission Expires 12-16-2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Campbell Financial Services, LLC

ANNUAL REPORT

DECEMBER 31, 2018

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

CAMPBELL FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Campbell Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Campbell Financial Services, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2017
Abington, Pennsylvania
February 25, 2019

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS		
Cash	$	437,855
Prepaid expenses		41,503
Due from Affiliate		36,200
Total assets	$	515,558
LIABILITIES		
Accounts payable and accrued expenses	$	13,000
Due to Affiliate		62,014
Total liabilities		75,014
MEMBER'S CAPITAL		
Member's capital		440,544
Total liabilities and member's capital	$	515,558

The accompanying notes are an integral part of these financial statements

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE	
Marketing service fees	$ 385,800
Total revenue	385,800
EXPENSES	
Office services fee	16,673
Salaries and other compensation	173,930
Rent	8,379
Regulatory fees and expenses	45,829
Professional fees	14,023
Other expenses	6,304
Total expenses	265,138
NET INCOME	$ 120,662

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2018

Member's Capital at January 1, 2018	$	319,882
Net income		120,662
Member's Capital at December 31, 2018	$	440,544

CAMPBELL FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities		
Net income	$	120,662
Changes in assets and liabilities:		
Decrease in prepaid expenses		17,263
Decrease in accounts payable and accrued expenses		0
Changes in due from Affiliate, net		25,814
Net cash from operating activities		163,739
Net increase in cash		163,739
Cash – beginning of year		274,116
Cash – end of year	$	437,855
Supplemental Disclosure of Cash Flow Information		
Property and Privilege taxes paid	$	2,502
Distributions declared but not paid	$	0

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Campbell Financial Services, LLC (the Company), a wholly owned subsidiary of Campbell & Company LP (CCLP), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the marketing and selling of products sponsored by Campbell affiliates and the wholesaling of mutual funds. The Company is registered and licensed as a broker-dealer in all U.S. states and territories, with the exception of Guam.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

D. Revenue Recognition

Marketing service fees are recognized when earned, based on the terms of the underlying agreement.

E. Income Taxes

The Company is considered a disregarded entity under the Internal Revenue Code. The Company's taxable income "flows-through" to CCLP and is subject to CCLP's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by CCLP under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income. The Company does not owe any taxes to its affiliates.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2018. The 2015 through 2018 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

F. Recently Issued Accounting Pronouncements

Adoption of New Accounting Standard – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

New Accounting Standard Not Yet Adopted – In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company does not expect that ASC 842 will have an effect on its financial statements.

Note 2. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with CCLP to promote the sales of units of affiliated commodity pools to investors of such commodity pools, and to continuously service such units. As part of this agreement, the Company receives a monthly marketing services fee from CCLP, which represents the entire portion of its revenue. For the year ended December 31, 2018, the Company earned $385,800 related to the marketing service fees from CCLP. There was a balance of $62,014 due to the affiliate at December 31, 2018.

The Company has entered into a Services and Operations Agreement with CCLP pursuant to which Affiliate Services (as defined in the Services and Operations Agreement), such as management, administration, office space and other services, will be provided by CCLP to the Company and the Company will be charged by CCLP the reasonable value of the services rendered. The allocation for these expenses in 2018 is broken down as follows: office services $15,973, rent $8,379, salaries $173,930, and accounting services $1,500. Charges for such Affiliate Services are reflected in the applicable expense caption in the Company's statement of operations. The Company is responsible for certain direct expenses such as annual audit, legal and regulatory fees.

The marketing service fees received from CCLP and the expenses paid to CCLP related to the Services and Operations Agreement would not necessarily be the same if these arrangements were conducted with an unrelated party.

Note 3. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks related to cash.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $362,842, which was $357,841 in excess of its required net capital of $5,001. The Company's ratio of aggregate indebtedness to net capital was 0.207 to 1.

Note 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2019, the date the financial statements were available to be issued and has determined that there were no subsequent events that require disclosure.

CAMPBELL FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

CAMPBELL FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Total member's capital	$	440,544
Deduct items not allowable for net capital Non-allowable assets		(77,702)
Net capital	$	362,842
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	5001
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	362,842
Minimum net capital requirement		5,001
Excess net capital	$	357,841
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	355,341
Total aggregate indebtedness (Note 1, below)	$	75,014
Percentage of aggregate indebtedness to net capital		20.67 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, LLC computation of net capital and required net capital from the December 31, 2018 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS Report), Part IIA.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2018 is as follows: Total Liabilities	$	75,014

CAMPBELL FINANCIAL SERVICES, LLC

COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3.

CAMPBELL FINANCIAL SERVICES, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING EXEMPTION REPORT

AND

EXEMPTION REPORT PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Campbell Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Campbell Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 25, 2019

Campbell Financial Services, LLC

Campbell Financial Services, LLC's Exemption Report

Campbell Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required as 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions").

(2) The Company carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers, and therefore, met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Campbell Financial Services, LLC

I, Gabriel Morris, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

Gabriel Morris
Managing Director, Operations and Finance

February 22, 2019

2850 Quarry Lake Drive, Suite 100
Baltimore, Maryland 21209
Phone (410) 413-2600 – Toll Free 1-800-698-7235 – Fax (410) 413-2700